UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

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Commission File Number: 000-56491

ALR Technologies SG Ltd.

(Translation of registrant’s name into English)

9 Raffles Place #26-01 Republic Plaza
Singapore Singapore 048619

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

CONTENTS

ALR Technologies SG Ltd. (the “Company”) granted incentive stock options (the “Options”), modified certain Options and modified certain share purchase warrants (the “Warrants”). Each Option and Warrant is exercisable into one ordinary share of the Company (the “Shares”).

Options

1.	The Company has granted 69,700,000 Options with an expiry date of June 30, 2028. Of the Options granted, 62,400,000 are exercisable into Shares at an exercise price of $0.01 per Share and 7,300,000 are exercisable into Shares at an exercise price of $0.05 per Share.

2.	The Company has modified 311,470,000 Options whereby:

a)	the exercise price of 306,470,000 Options has been reduced to $0.01 per Share. The exercise price of these Options prior to modification ranged from $0.015 to $0.05 per Share. Included are 48,000,000 Options held by directors and officers of the Company as follows:

Ken Robulak, Independent Director – 18,000,000 Options

Peter Stafford, Independent Director – 10,000,000 Options

Alfonso Salas, Independent Director – 5,000,000 Options

Ronald Cheng, Independent Director – 5,000,000 Options

Ben Szeto, General Counsel and Corporate Secretary - 10,000,000 Options

b)	the expiry date of 32,000,000 Options was extended to June 30, 2028. The expiry date of these Options prior to modification ranged from December 31, 2025, to June 30, 2026. 27,000,000 of these extended Options were also modified under 2(a).

Warrants

The Company has modified 4,910,001,500 Warrants held by Mr. Sidney Chan and Ms. Christine Kan to extend the expiry date of those Warrants from June 30, 2025, to December 31, 2025. The Warrants are exercisable at a price of $0.002 per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July7, 2025

ALR Technologies SG Ltd.

By: s/ Sidney Chan

Name: Sidney Chan

Title: CEO